SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Greenfire Resources Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

39525U107

(CUSIP Number)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph Pehar

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,517,909 Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,517,909 Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,517,909 Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(1)

12.	TYPE OF REPORTING PERSON

IN

(1)	Calculations of the beneficial ownership percentage are based on 68,642,515 Common Shares outstanding as of September 20, 2023, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 27, 2023, and includes 372,000 Common Shares underlying warrants currently exercisable.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Modro Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,517,909 Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,517,909 Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,517,909 Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(1)

12.	TYPE OF REPORTING PERSON

CO

(1)	Calculations of the beneficial ownership percentage are based on 68,642,515 Common Shares outstanding as of September 20, 2023, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 27, 2023, and includes 372,000 Common Shares underlying warrants currently exercisable.

Item 1(a). Name of Issuer:

Greenfire Resources Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1900 - 205 5th Avenue SW

Calgary, Alberta T2P 2V7

Item 2. (a) Name of Persons Filing:

(b) Address of Principal Business Office or, if None, Residence:

(c) Citizenship:

The following entity and individuals, listed below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

Joseph Pehar

Citizenship: United States

Modro Holdings LLC

Citizenship: Delaware

The principal business address of each of the Reporting Persons is 2140 S. Dupont Highway, Camden, DE 19934.

Item 2(d). Title of Class of Securities:

Common shares, no par value (the “Common Shares”)

Item 2(e). CUSIP Number:

39525U107

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

(a) Amount beneficially owned:

As of the close of business on July 16, 2024:

(i)	Modro Holdings LLC (“Modro”) beneficially owns 3,889,909 Common Shares, including 372,000 Common Shares underlying warrants currently exercisable. 1,692,909 Common Shares held by Modro that were previously subject to a pledge in favor of The Bank of New York Mellon as collateral agent for a third partner lender have been released as of June 28, 2024.

(ii)	Joseph Pehar may be deemed to beneficially own the Common Shares beneficially owned by Modro.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 16, 2024

Joseph Pehar

By:	/s/ Joseph Pehar
Joseph Pehar

Modro Holdings LLC

By:	/s/ Joseph Pehar
	Name:	Joseph Pehar
	Title:	Director